SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                              RYANAIR BACKS ROONEY

              50,000 FREE* FLIGHTS IF WAYNE PLAYS IN THE WORLD CUP


Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 7th June 2006), in advance of Wayne Rooney's decisive scan, announced that it will give England fans 50,000 free* flights if wonder-kid Wayne plays in the World Cup.

Announcing the give-away, Ryanair's Head of Communications Peter Sherrard said:

        "Ryanair has long since been a huge fan of Wayne's, and not just because we're introducing in-flight gambling in 2007. So if Wayne completes his remarkable recovery and plays in the world's biggest sporting event, we will give England fans 50,000 free* flights for travel on routes from the UK.

        "Ryanair is already the fans' firm favourite for World Cup travel, and we are confident that Wayne will make it to Germany. If he does, we will be giving 50,000 England supporters even more reason to celebrate".


* Excludes taxes and charges, specific routes ex-UK for travel in September, October and November.

Ends.                        Wednesday, 7th June 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 June, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director